STATEMENT OF FINANCIAL CONDITION

Columbia Management Investment Distributors, Inc.
SEC File Number: 8-25845
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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SEC FILE NUMBER
8-25845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Columbia Management Investment Distributors, Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Franklin Street
(No. and Street)

Boston	MA	02110-2804
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Haitham Omar Saleh	704-916-6945	haitham.saleh@ampf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

45 S. 7th Street, Suite 3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Micheal Mattox, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Columbia Management Investment Distributors, Inc, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Columbia Management Investment Distributors, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying Statement of Financial Condition of Columbia Management Investment Distributors, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2026

We have served as the Company's auditor since 2010.

Columbia Management Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2025
(in thousands except share amounts)

Assets		
Cash and cash equivalents	$	97,397
Receivables:		
Distribution fees from associated mutual funds		1,032
Due from affiliates		5
Other		1,605
Deferred acquisition costs		2,124
Total assets	$	102,163
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Due to affiliates	$	41,848
Distribution fees to outside distributors		23,278
Other		1,908
Deferred income taxes, net		311
Total liabilities		67,345
Commitments and contingencies (see Note 8)		
Stockholder's equity:		
Common stock $1 par value per share:		
Authorized, issued and outstanding shares - 250		—
Additional paid-in capital		23,083
Accumulated surplus/earnings		11,735
Total stockholder's equity		34,818
Total liabilities and stockholder's equity	$	102,163

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Significant Accounting Policies

Organization

Columbia Management Investment Distributors, Inc. (the Company) is incorporated under the laws of the state of Delaware. The Company is a wholly owned subsidiary of J. & W. Seligman & Co, Inc., which is a wholly owned subsidiary of Columbia Management Investment Advisers, LLC, (CMIA), which is a wholly owned subsidiary of Ameriprise Financial, Inc. (the Parent). The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission (SEC) and the various states in which the Company conducts business and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company provides underwriting and distribution services for financial products which consist of both retail funds and variable product funds, open-end investment companies and 529 plans managed by affiliated companies. The Company's distribution services are performed pursuant to distribution agreements under which the Company, where applicable, retains distribution concessions, net of commissions paid to dealers for distribution of the investment companies' shares. The Company serves as the distributor of the combined Columbia complex of open-end investment companies and 529 plans, which includes funds known collectively as the Columbia Funds (the Funds) and serves as a placement agent or distributor of exchange traded funds (ETFs) and private and foreign funds managed by CMIA. The Company also provides certain marketing, distribution and sales support services for the Columbia Trust collective funds, which are sub-advised by CMIA.

The Company's operations constitute a single operating segment and therefore a single reportable segment, because the chief operating decision maker ("CODM") manages the business activities using information of the Company as a whole. As its CODM, the Company's President, utilizes the net income metric to allocate resources and assess performance of the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Basis of Financial Statement Presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. These accounting estimates reflect the best judgment of management and actual amounts could differ significantly from those estimates.

Significant Accounting Policies

Income taxes: The Company's provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. The Company's taxable income is included in the consolidated federal and state income tax returns of the Parent. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded. The controlled group for which the Company is a member is an applicable corporation with regard to the corporate alternative minimum tax (CAMT) and is therefore required to compute the CAMT. In accordance with the tax sharing agreement, the Parent will be liable for any CAMT liability and expense.

(in thousands except share amounts)

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes.

Fair value of financial instruments: Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company on December 31, 2024, approximate fair value.

Cash and cash equivalents: Cash equivalents include money market funds, time deposits and commercial paper with original or remaining maturities at the time of purchase of 90 days or less. The Company has evaluated the cash equivalents for credit risk and has determined it is negligible due to the short-term nature of the investment.

Deferred acquisition costs: Certain commissions are advanced to affiliates and outside distributors by the Company in connection with the sales of class C mutual funds where customers are not charged a time of sale commission. As such these amounts paid by the Company are deferred and are amortized over the period for which the shares are subject to a contingent deferred sales charge which is generally for 1 year. The Company has a process to evaluate impairment annually or whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. No impairments were identified as a result of these tests for the year ended December 31, 2025.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Income Taxes – Improvements to Income Tax Disclosures

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Improvements to Income Tax Disclosures, updating the accounting standards related to income tax disclosures, primarily focused on the disaggregation of income taxes paid and the rate reconciliation table. The standard is to be applied prospectively with an option for retrospective application and is effective for annual periods beginning after December 15, 2024. The Company adopted the standard on January 1, 2025. The adoption of the standard did not have an impact on the Company's financial condition and results of operations as the standard is disclosure-related only.

3. Income Taxes

The Company had a payable to the Parent for federal income taxes of $165 and a payable to the Parent for state income taxes of $130 at December 31, 2025, which were included in due to affiliates on the statement of financial condition.

(in thousands except share amounts)

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2025 are as follows:

Deferred income tax assets:		
Deferred compensation	$	198
Other		5
Total deferred income tax assets before valuation allowance		203
Less: valuation allowance		(4)
Total deferred income tax assets		199
Deferred income tax liabilities:		
Deferred commission		(510)
Total deferred income tax liabilities		(510)
Net deferred income tax liability	$	(311)

Included in the Company's deferred income tax assets are tax benefits related to state net operating losses of $4, net of federal benefit, which will expire beginning December 31, 2027. Based on analysis of the Company's tax position, management believes it is more likely than not that the Company will not realize certain state net operating losses and therefore a valuation allowance has been established.

For all open tax years and all major taxing jurisdictions, management of the Company has concluded that there are no significant uncertain tax positions that would require recognition in the financial statements. The Company has no unrecognized tax benefits or related interest and penalties for the year ended December 31, 2025.

The Company files its federal income tax return, as part of the consolidated income tax return of the Parent, in the U.S. federal jurisdiction. The Company files as a separate entity and as part of unitary or combined returns with the Parent and other affiliates in various state jurisdictions. The federal statutes of limitations are closed on years through 2018, except for two issues for 2016 which were claimed on an amended return. During the second quarter of 2025, the Internal Revenue Service ("IRS") finalized the audit of the Parent's U.S. income tax returns for tax years 2019 and 2020, except for one issue for 2020, which remains open. The IRS is currently auditing the Parent's U.S. income tax returns for 2021 through 2023. The state income tax returns of the Parent or its subsidiaries, including the Company, are currently under examination by various jurisdictions for years ranging from 2018 through 2023.

The legislation commonly referred to as the One Big Beautiful Bill Act ("OBBBA") was enacted on July 4, 2025. The corporate tax law changes resulting from the OBBBA did not have a material impact to the Company's financial statements for the year ended December 31, 2025 and, based on current guidance, the Company does not expect to record any material impacts in the future.

4. Fair Values of Assets and Liabilities

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on

the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1   Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2   Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. The Company's income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash equivalents
The Company's cash equivalents, consisting of money market funds, measured at their NAV, which are classified as Level 1 and commercial paper and government and agency securities which are classified as Level 2, are measured at amortized cost, which approximates fair value because of the short time between the purchase of the instrument and its expected realization.

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques.

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2025			
	Level 1	Level 2	Level 3	Total
Assets				
Cash equivalents				
Money market funds	$ 5,218	$ —	$ —	$ 5,218
Commercial paper	—	92,060	—	92,060
Total assets at fair value	$ 5,218	92,060	$ —	$ 97,278

During the reporting period, there were no assets or liabilities measured at fair value that were Level 3 and there were no material assets or liabilities measured at fair value on a nonrecurring basis. There were no transfers between levels.

(in thousands except share amounts)

Fair Value of Financial Instruments

In general, the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature and based on market interest rates available to the Company at December 31, 2025, approximate fair value.

5. Net Capital Provisions and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule (Rule 15c3-1).

The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1, which requires the Company to maintain net capital equal to 2% of combined aggregate customer-related debit items, as defined or $250, if greater.

At December 31, 2025, the Company had net capital of $29,954 which was $29,704 in excess of the amount required to be maintained. Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) as the Company acts as a limited purpose broker dealer primarily serving as a distributor and underwriter. During the reporting period, the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3).

6. Related-Party Transactions

The Company provides various services to other affiliates and is compensated for these services pursuant to various agreements with the affiliates to which the services are provided. The most significant activity includes providing distribution services for associated mutual funds sold through an affiliated field force and outside distributors.

Distribution fees include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees that are generally based on a contractual rate as a percentage of the fair value of assets (such as 12b-1 fees).

CMIA has agreed to provide sponsor support to the Company for any services provided and liabilities incurred in its capacity as a principal underwriter and distributor of the Columbia Funds.

Receivables due from affiliates on the statement of financial condition, as of December 31, 2025, primarily relates to miscellaneous receivables for $5.

Payables due to affiliates on the statement of financial condition as of December 31, 2025, primarily relates to 12b-1 fees of $20,189, fees for use of affiliates' wholesaling and marketing capabilities of $12,221, transfer agent fees of $4,968, administration support payable to the Parent of $908, marketing support of $3,163 and taxes of $295.

7. Commitments and Contingencies

In the normal course of business, the Company may indemnify and guarantee certain service providers against potential losses in connection with their acting as service providers to the Company. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated, however, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statements for any indemnifications.

8. Subsequent Events

As of February 19, 2026, which is the date the financial statements were available to be issued, the Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure. No events or transactions were identified requiring further recognition or disclosure.